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February 1, 2021

Mr. Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Newater Technology, Inc. Schedule 13E-3 Filed on January 12, 2020 by Newater Technology, Inc., et al. File No. 005-90297

Dear Mr. Panos:

On behalf of Newater Technology, Inc. (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated January 19, 2021 with respect to the Schedule 13E-3, File No. 005-90297 (the “Schedule 13E-3”) filed on January 12, 2021 by the Company and other filing persons named therein (together with the Company, collectively, the “Filing Persons”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that all references to page numbers in the responses below are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter. The Amendment and the Revised Proxy Statement each incorporates the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 filed on January 12, 2021 (the “Preliminary Proxy Statement”), respectively, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment or the Revised Proxy Statement as applicable. To the extent any response or update relates to information concerning any Filing Persons other than the Company, such response is included in this letter, the Amendment and the Revised Proxy Statement based on information provided to us by the responding Filing Persons and their representatives.

Securities and Exchange Commission

January 29, 2021

Page | 2

Schedule 13E-3

General

1.	The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document distributed to unaffiliated security holders. At present, the required legend appears on the cover page of the Schedule 13E-3. Unless the cover page codified at Rule 13e-100 will be distributed in addition to the disclosures thereunder, please revise.

In response to the Staff’s comment, the Company has moved the legend required by Rule 13e-3(e)(1)(iii), from page v of the Preliminary Proxy Statement to page i of the Revised Proxy Statement.

2.	Please advise us how the disclosures required by Rule 13e-3(e)(1)(i) and (ii) will be distributed in accordance with Rule 13e-3(f)(1). To the extent the Schedule 13E-3 filing in its entirety will not be distributed, please advise us why the disclosure under Item 9(c) may be withheld given that the specific disclosure regarding inspection and copying does not appear to have been included with the preliminary proxy statement filed as exhibit (a)(1).

We respectfully advise the Staff that the Company intends to mail copies of the definitive proxy statement, together with all annexes thereto, to each unaffiliated security holder of the Company who is a record holder of the Company’s Shares as of a record date not more than 20 days prior to the date of the mailing of the definitive proxy statement.

In response to the Staff’s comments, we have revised the disclosure on page 51 of the Revised Proxy Statement to indicate that the materials from Duff & Phelps, LLC, the financial advisor to the independent committee, will be available for inspection and copy by any Company shareholder (or its designated representative) at the Company’s principal executive offices during regular business hours.

3.	A disclaimer indicates that “[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This disclaimer is inconsistent with the representation each filing person makes when executing the Schedule 13E-3. Refer to Rule 13e-100, which requires each filing person to certify that, to the best of his or her knowledge and belief following due inquiry, “that the information set forth in th[e] statement is true, complete and correct.”

In response to the Staff’s comment, such statement has been deleted.

4.	Please refer to the following assertion: “...[t]he filing of this Transaction Statement shall not be construed as an admission by any Filing Person [that such person] is an ‘affiliate’ of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.” Please advise us, with a view toward revised disclosure, of the purpose of this language. The response should address the application of the Rule 13e-3(a)(1) definition of affiliate to the facts and circumstances relating to the filing persons’ relationship to the subject company.

Other than Yancoal International (Holding) Co., Limited, Mr. Xiangian Sui, and Forwater Holdings Limited, all non-Company Filing Persons may be deemed as affiliates of the Company for the purpose of Rule 13e-3(a)(1). In response to the Staff’s comment, such statement has been removed.

Securities and Exchange Commission

January 29, 2021

Page | 3

Item 13 Financial Statements

5.	Financial information has been incorporated by reference from the Form 20-F. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

In response to the Staff’s comment, the annual report on Form 20-F for the year ended December 31, 2019 of the Company, filed with the Commission on June 8, 2020 (the “Form 20-F”), has been incorporated as Exhibit (a)(8) to the Amendment, and Amendment No. 1 to the Form 20-F, filed with the Commission on June 17, 2020, has been incorporated as Exhibit (a)(9) to the Amendment.

6.	Financial information has been incorporated from the associated proxy statement. Because financial statements have been incorporated by reference (and not reprinted) in order to fulfill the registrant’s disclosure obligations, Instruction 1 of Item 13 requires that a summary of the financial information specified in Item 1010(a) be included. Accordingly, summarized financial information must be prepared in accordance with Item 1010(c) of Regulation M-A. Please disclose all of the information required by Item 1010(c)(1) for the interim period specified in Item 1010(a)(2) of Regulation M-A, or advise. Guidance relating to the application of a nearly identical instruction in the context of a tender offer appearing in a July 2001 interpretations supplement, interpretation I.H.7, is publicly available at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

We respectfully advise the Commission that the Company is not required to file quarterly reports under the Exchange Act. We note, however, that the Company does not have any non-controlling interests that are required to be disclosed in the summarized financial information.

Securities and Exchange Commission

January 29, 2021

Page | 4

Exhibit (a)(1) – Preliminary Proxy Statement

7.	The legend required by Rule 13e-3(e)(1)(iii) has been printed in bold typeface on page v (five) of a cover letter to shareholders. This legend, however, must appear “on the outside front cover page” of a disclosure document regulated under Rule 13e-3. Please revise.

In response to the Staff’s comments, the legend has been moved to the outside front cover page of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of [ ] Our Board of Directors, page 37

8.	The discussion of the factors considered in support of the fairness determination allude to a going concern value calculated by Duff & Phelps, but does not quantify an exact value. Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board on behalf of Newater when the issuer’s required fairness determination was made. Refer to General Instruction E of Schedule 13E-3, Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981). To the extent that an actual going concern value was calculated, please revise to expressly state, if true, that the Board, on behalf of Newater, adopted the financial advisor’s analysis See Response to Question No. 20 in Release No. 34-17719.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 44 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 45

9.	The Buyer Group acknowledged the merger is not subject to the approval by a majority of unaffiliated shareholders. Please advise us, with a view toward revised disclosure, how compliance with Item 1014(c) and (e) of Regulation M-A has been effectuated. Under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 8 must be disclosed.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 46 and 48 of the Revised Proxy Statement.

10.	In making the fairness determination, an expectation exists that a discussion in reasonable detail will be provided of the material factors upon which the belief stated in paragraph (a) of Item 1014 of Regulation is based. In 1981, the Division of Corporation opined that “when a factor which would otherwise be important in determining the terms of the transaction is not considered or is given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the Item 8 disclosure [under Schedule 13E-3] understandable and complete.” Refer to the Responses to Questions 20-21 in Release 34-17719 (April 13, 1981). Please revise to specifically address the fairness of the consideration in relation to going concern, net book and liquidation value. See Item 1014(b) of Regulation M-A and Instruction 2 thereto.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 48 and 49 of the Revised Proxy Statement.

Securities and Exchange Commission

January 29, 2021

Page | 5

Opinion of the Independent Committee’s Financial Advisor, page 50

11.	Please revise to describe the method of selection of Duff and Phelps. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(3) of Schedule 13E-3.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 50 of the Revised Proxy Statement.

Primary Benefits and Detriments of the Merger, page 65

12.	Please identify the constituency or constituencies expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on a recurring basis. Refer to Item 7 of Schedule 13E-3, Item 1013 of Regulation M-A and corresponding Instruction 2 to Item 1013.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 66 of the Revised Proxy Statement.

13.	Please advise us, with a view towards revised disclosure, why disclosure of the interests held in the subject company’s net book value and net earnings by all of the affiliated filing persons, including Parent, have not been expressed in dollar amounts and percentages. See Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and corresponding Instruction 3.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 67 of the Revised Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements, page 123

14.	The filing persons assert that they “undertake no obligation to update the[ ] forward-looking statements to reflect future events or circumstances.” While the use of cautionary language is not objectionable, disclaiming that any legal responsibility exists revise inaccurate or incorrect statements is factually and legally inconsistent with the applicable requirements under the federal securities laws. Please revise. See Rule 13e-3(b)(1)(i)-(iii) and Rule 10b-5.

In response to the Staff’s comment, such statement has been removed.

Securities and Exchange Commission

January 29, 2021

Page | 6

Exhibit (c)(2) | Disclaimers by Duff & Phelps, LLC

15.	Duff and Phelps’ representation on page 54 of the proxy statement that its express consent was required before the opinion it furnished “solely for the use and benefit of the independent committee” could be used by any other person limits reliance by unaffiliated security holders. A disclaimer in Exhibit (c)(2) similarly explains that written consent is needed as a prerequisite to the inclusion of any Duff & Phelps materials, including its opinion, and states the materials were otherwise prepared for the exclusive use of the independent committee. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that unaffiliated security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Duff & Phelps consents to the inclusion of such materials in this filing and that unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 54 of the Revised Proxy Statement to include a statement that Duff & Phelps has consented to the inclusion of its opinion in Annex B to the proxy statement and the unaffiliated security holders may rely upon the information disclosed in the opinion.

If you have any questions or wish to discuss any aspect of the Amendment or the Revised Proxy Statement, please contact the undersigned by phone at (212) 813-2888 or by e-mail at markli@magstonelaw.com.

Very truly yours,

/s/ Yue (Mark) Li Yue (Mark) Li

Enclosures

cc:
Newater Technology, Inc.
Crouching Tiger Holding Limited
Green Forest Holding Limited
Mr. Yuebiao Li
Tigerwind Group Limited
Pure Blue Holding Limited
Ms. Zhuo Zhang
Gooden Sunrise Holding Limited
Mr. Xiangqian Sui
Forwater Holdings Limited
Yancoal International (Holding) Co., Limited

James Chang, Esq. (DLA Piper)